NAME OF REGISTRANT: Exxon Corporation
NAME OF PERSON RELYING ON EXEMPTION: As You Sow
ADDRESS OF PERSON RELYING ON EXEMPTION: 1611 Telegraph Ave., Suite 1450, Oakland, CA 94612
Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Shareholder Proposal Item #13 on Exxon Corp. Proxy Statement:
Vote Yes: Disclosures on Carbon Asset Transition
 Symbol:  XOM
Filed by: As You Sow
Annual Meeting: May 25, 2016
Contact: Danielle Fugere dfugere@asyousow.org

SUMMARY
This proposal asks Exxon to account for energy reserves in resource-neutral BTUs (an internationally accepted energy unit) in addition to the traditional ‘barrels-of-oil’ and ‘cubic feet of gas’ standard. Currently, oil and gas companies are valued in part on whether oil and gas reserves are replaced annually, incentivizing management to prioritize investments in oil and gas. This new reporting metric will help Exxon, and the market, account for, and place value on a range of energy resources produced by the Company beyond oil and gas, including any wind, solar, cellulosic ethanol, geothermal, or other energy it produces. By aligning one of the market’s primary valuation metrics – reserve replacement – with the increasing imperative for lower carbon energy, a path to becoming a truly diversified and competitive energy company can be forged.

RESOLVE CLAUSE
Proponents request that, by February 2017 and annually thereafter in a publication such as the annual or CSR report, Exxon quantify and report to shareholders its reserve replacements in BTUs, by resource category, to assist the Company in responding appropriately to climate change induced market changes. Such reporting shall be in addition to reserve reporting required by the Securities and Exchange Commission, and should encompass all energy resources produced by the Company.

RATIONALE FOR A YES VOTE
1.	Changing Market Dynamics and Regulations are Escalating Exxon’s Carbon Asset Risk, which Can Be Reduced by Diversifying the Company’s Energy Resources.
2.	Increasing Costs and Decreasing Profitability – Oil and gas Companies are Incentivized by Current Reporting Metrics to Continue to Produce Carbon Based Energy.
3.	Reporting Reserves in an Energy-Neutral Metric Will Provide a Simple, Recognizable Metric for Markets and Investors to Fully Value All of Exxon’s Energy Reserves, Allowing Greater Flexibility for Exxon to Pursue Diversified Business Models.

1.	Changing Market Dynamics and Regulations are Escalating Exxon’s Carbon Asset Risk, which Can Be Reduced by Diversifying the Company’s Energy Resources.
Global energy markets are undergoing a structural shift toward less polluting, low carbon energy sources. Worldwide, demand for fossil fuels is being affected by policies and technology trends related to climate change.1 A March 2013 Citi report cites a number of trends indicating that oil demand growth is approaching a tipping point and that a leveling off in demand may occur by 2020.2 The IEA and Deutsche Bank forecast global oil demand could peak in the next ten to fifteen years.3 In developed nations, demand for oil has fallen since 2005, primarily as a result of more efficient vehicles.4

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1 “IEA cuts 2015 oil demand outlook despite plunging prices,” Business Insider, Dec 12, 2014. http://www.businessinsider.com/afp-iea-cuts-2015-oil-demand-outlook-despite-plunging-prices-2014-12
2 Paul Tullis, “'Peak Oil' Is Back, but This Time It's a Peak in Demand.” Bloomberg, May 3, 2013,  http://www.bloomberg.com/bw/articles/2013-05-01/peak-oil-is-back-but-this-time-its-a-peak-in-demand
3 Liam Denning, “Oil’s Black Swans on the Horizon,” Wall Street Journal, Feb 16, 2015, http://www.wsj.com/articles/oils-black-swans-on-the-horizon-1424108038
4 “Yesterday’s fuel: The world’s thirst for oil could be nearing a peak. That is bad news for producers, excellent for everyone else,” The Economist, Aug 3, 2013, http://www.economist.com/news/leaders/21582516-worlds-thirst-oil-could-be-nearing-peak-bad-news-producers-excellent

Competition from carbon-free, renewable substitutes is also threatening Exxon’ natural gas business. Low carbon solutions have been adopted at a higher rate than most analysts predicted, and costs for low carbon and renewable infrastructure have declined faster than anticipated. Demonstrating these trends, in 2013, the world added more capacity for carbon-free electric power than coal, natural gas, and oil combined.5 As prices of renewable energy become equal to or less than fossil fuels, an aggressive shift to these forms of energy is likely to occur.

The growing likelihood of peaking demand for carbon-based energy increases the risk that many of Exxon’s oil and gas reserves may never be developed and that continued large investments in high-cost replacements may become stranded. In contrast, renewable energy markets will continue to grow as costs decline and carbon-related pressures increase.6

The increasing cost for Exxon to find, produce, and develop new oil and gas resources only heightens the risks associated with Exxon’s oil and gas assets. As conventional crude oil sources become more difficult to locate and produce, companies such as Exxon are having to pursue “unconventional” resources that are more costly to extract due to extreme and remote locations and a range of technological challenges.7 To give scale to the increasing costs, from 2000 to 2014, Exxon’s capital expenditures grew 290%, while production decreased 7%.8

Further, Exxon’s portfolio, which is increasingly built on high cost oil projects, has not fared well amidst low oil prices. Exxon reported a 50% lower net income in 2015 compared to 2014.9 Exxon’s stock price is also affected by low oil prices -- from June 2014 to April 2016, Exxon stock fell 17%.10 These pressures put the viability of Exxon’s high-cost, high carbon oil and gas resources into question as demand slows or decreases due to carbon reduction pressures and new technologies. This is especially true where low-cost producing nations, such as Saudi Arabia, Iran, and Iraq, can continue flooding the market with low cost oil for decades.

In a rapidly decarbonizing economy, oil and gas companies like Exxon must develop business models that mitigate risk from greenhouse gas regulations and disruptive low carbon technologies. One effective response is to transition into becoming a true energy company not wholly dependent on high cost, carbon intense, climate damaging commodities. Establishing a comparable measure of energy reserves is a key step in incentivizing management, and the market, to more readily value all of the Company’s energy resources, helping it remain competitive in the transition to a clean energy economy.

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5 Tom Randall. “Fossil Fuels Just Lost the Race Against Renewables,” Bloomberg, April 14, 2015, http://www.bloomberg.com/news/articles/2015-04-14/fossil-fuels-just-lost-the-race-against-renewables
6 International Energy Agency.  “Renewables to lead world power market growth to 2020”. October 2nd, 2015. https://www.iea.org/newsroomandevents/pressreleases/2015/october/renewables-to-lead-world-power-market-growth-to-2020.html
7 Jorge Leis, John McCreery and Juan Carlos Gay, “National oil companies reshape the playing field,” Bain and Company  Oct 10, 2012. http://www.bain.com/publications/articles/national-oil-companies-reshape-the-playing-field.aspx; Christopher Click and Douwe Tideman. “Rediscovering the Art of Exploration,” Pricewaterhouse Cooper, 2013, http://www.strategyand.pwc.com/media/file/Strategyand_Rediscovering-the-Art-of-Exploration.pdf
8 “Exxon Corp: Financials.” Y-Charts, Accessed April 12, 2016, https://ycharts.com/companies/XOM ; Exxon. Annual Report 2014 & 2003. Accessed April 12, 2016, http://ir.exxonmobil.com/phoenix.zhtml?c=115024&p=irol-sec
9 “Exxon Corp: Financials.” Morningstar, Accessed April 12, 2016. http://financials.morningstar.com/income-statement/is.html?t=XOM&region=USA&culture=en_US
10 Google Finance. Exxon Corporation. Accessed April 12, 2016. https://www.google.com/finance?q=NYSE:XOM

2.	Increasing Costs and Decreasing Profitability – Oil and Gas Companies are Incentivized by Current Reporting Metrics to Continue to Produce Carbon Based Energy.
The current system of accounting for reserves introduces market penalties if management attempts to diversify into resources beyond oil and gas. Currently, reserves are only denominated in oil and gas units. These oil and gas metrics are closely tracked by analysts and can influence company value. For example, when Exxon did not achieve 100% reserve replacement in 2016 for the first time in 22 years, it created significant news coverage and analysis across the oil and financial industries, and was followed shortly thereafter by the Company’s first credit downgrade since the Depression.11 To avoid these consequences, management is often fully focused on oil and gas investment rather than diversification to address changing energy market fundamentals.
Companies are also incentivized by their executive compensation incentive packages to replace oil and gas reserves. For example, as stated in Exxon’s 2016 Proxy statement, one of the key “Strategic Business Results and Project Execution” performance outcomes informing executive compensation was a “track record of proved reserves replacement; replaced 115 percent since 2006.”12 The current fuel-specific reporting metric clearly incentivizes the production and development of new oil and gas reserves, leaving little room for management to invest in, and account for, low carbon energy resources.

3.	Reporting Reserves in an Energy-Neutral Metric Will Provide a Simple, Recognizable Metric for Markets and Investors to Fully Value All of Exxon’s Energy Reserves, Allowing Greater Flexibility for Exxon to Pursue Diversified Business Models.
Reporting reserves by resource type, in BTU energy units, would be a simple undertaking for Exxon, since it already converts its oil and gas assets into BTU units for operational purposes. Further, it would provide useful information to shareholders and analysts. Currently, Exxon, and the oil and gas industry generally, lack transparency in providing information by which shareholders and the market can evaluate non carbon-based energy resources. Reporting reserves across all of a Company’s energy resources, in source neutral BTUs, will provide an accessible metric for comparability across resource types, allowing investors and markets to analyze fossil fuels and renewables side by side. At present, no such comparable data exists. The reporting of reserves in BTUs, in addition to oil and gas metrics, will increase management’s flexibility in pursuing profitable business models and increase information for shareholders and market analysts.

RESPONSE TO COMPANY ARGUMENTS
Exxon argues that its current reporting practices are: “compliant with the requirements of the Security and Exchange Commission.” The resolution does not challenge the Company’s compliance with current requirements, requesting simply that BTU reporting “be in addition to reserve reporting required by the Securities and Exchange Commission.” Exxon also argues that “Supplementing [the SEC] statutory reporting with a BTU-based equivalent would not fundamentally provide the investment community with additional information nor influence investment choices.” As discussed above, this resolution would provide important new information to shareowners and allow management greater leeway to focus on diversification.
Exxon argues that the Company’s success as measured by the stock market is not driven by reserve replacement, but primarily by financial performance. Yet, a short time after Exxon announced that it had failed to fully replace its reserves, its credit was downgraded for the first time in 85 years. S&P, in its explanation, cited several contributing factors,13 but specifically noted: “In our view, the company’s greatest business challenge is replacing its ongoing production.”14 (emphasis added).

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11 Bradley Olson, “Exxon Fails to Replace Oil, Gas Production for First Time in 22 Years”, The Wall Street Journal, February 21, 2016, http://www.wsj.com/articles/exxon-fails-to-replace-oil-gas-production-for-first-time-in-22-years-1455926914; Joe Carroll, “Exxon Fails to Replace Production for First Time in 22 Years”, Bloomberg, Feburary 19, 2016, http://www.bloomberg.com/news/articles/2016-02-19/exxon-fails-to-replace-production-for-first-time-in-22-years. Credit downgrade: Ailworth, Hufford. “S&P Strips Exxon of Triple-A Credit Rating”, Wall Street Journal April 26, 2016. Available at: http://www.wsj.com/articles/s-p-strips-exxon-of-triple-a-credit-rating-1461687007.
12 Exxon, 2016 Proxy Statement, March, 2016, p, 30. http://cdn.exxonmobil.com/~/media/global/files/investor-reports/2016/2016_proxy_statement.pdf
13 “ExxonMobil loses top credit rating it has held since the Depression,” Energy & Commodities, April, 27, 2016, http://www.businesstimes.com.sg/energy-commodities/exxon-mobil-loses-top-credit-rating-it-held-since-depression-0
14 Id.

Exxon also argues that its executives are not compensated on the basis of a reserve replacement ratio.  While Exxon’s base compensation is not directly tied to reserve replacement, Exxon’s executive bonuses are determined based on a matrix with seven components, one of which is ‘Strategic Business Results.’ Two out of three bullets in the Strategic Business Results component reference the success of the company’s projects, with reserve replacement specifically addressed in the third bullet.15 Moreover, executives are compensated based on company performance. To the extent reserve replacements are not met, and the market responds negatively, executive compensation will be negatively affected.

The company next appears to suggest that it has no need to alter its current business model, citing to an International Energy Agency (IEA) projection that demand for oil will increase through 2040.16 This is one potential outcome. A different IEA scenario, which recognizes a 2-degree limit on global warming, projects that oil demand will peak by 2020.17 As noted above, a range of factors suggest that oil and gas demand will likely not continue to increase through 2040, including: dramatically improving fuel and energy efficiency; competition from renewables; disruptive technology breakthroughs including battery storage for electric vehicles; changing vehicle use patterns; and imposition of carbon pricing and/or other government regulations that will substantially decrease fossil fuel use. Even if demand does increase beyond 2020, there is a growing question as to whether such demand will be met by a high cost producer like Exxon. Finally, if oil and gas prices remain moderate and below the $70 per barrel range, the Company’s ability to continue replacing reserves with high-priced oil will be hampered.

Given the potential range of likely outcomes, moving toward a more diversified business plan will benefit the Company.

GLOBAL INVESTOR CONCERN ABOUT INCREASED CARBON ASSET RISK
An important impetus driving this resolution is global investor concern about the growing risks associated with oil and gas companies’ continuing investment in high cost, high carbon assets, as well as the need for better information for shareholders to adequately evaluate risks and opportunities in a de-carbonizing economy. Risks associated with high carbon assets have been acknowledged by financial institutions internationally, including the Bank of England, Blackrock, and multiple governments.18 The Global Investor Coalition, a group of investors representing over $23 trillion in assets worldwide has made carbon disclosure requests to dozens of companies in the oil and gas sector.19 The Financial Accounting Standards Board (FASB) has recently developed a Task Force on Climate-Related Financial Disclosures (TCFD), to create a set of voluntary disclosure mechanisms providing critical information to investors, lenders, insurers, and other stakeholders. The reporting requested by this resolution would provide investors with a new and important source of information allowing them to assess value across all energy resources produced by Exxon, including any renewables.

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15 Exxon 2016 Proxy Statement, p. 33, http://cdn.exxonmobil.com/~/media/global/files/investor-reports/2016/2016_Proxy_Statement.pdf
16 Presumably Exxon is referring to the IEA’s New-Policies Scenario (NPS).
17 This is IEA’s 450-Scenario, an energy path consistent with restricting greenhouse gas emissions to 450 ppm, stabilizing global warming at or below 2 degrees Celsius.
18 Bank of England. One Bank Research Agenda. February, 2015. http://www.bankofengland.co.uk/research/documents/onebank/discussion.pdf; BlackRock. The Price of Climate Change: Global Warming’s Impact on Portfolios. Oct, 2015. https://www.environmental-finance.com/assets/files/The%20Price%20of%20Climate%20Change%20-%20BlackRock.pdf; Pensions & Investments. France to require institutional investors to disclose carbon exposure. May, 2015. http://www.pionline.com/article/20150522/ONLINE/150529958/france-to-require-institutional-investors-to-disclose-carbon-exposure; The Greens. Greens Senate Inquiry into the Exposure of Australian’ Investment to the Carbon Bubble. February,
19 Investor Network o Climate Risk. Investor Expectations: Oil and Gas Company Strategy: Supporting investor engagement on carbon asset risk.  www.iigcc.org/files/publication-files/2014_Investor_Expectations_Oil_and_Gas_Company_Strategy.pdf

CONCLUSION

There is a clear need for practices to reduce risk associated with climate change and to provide mechanisms to facilitate a transition to low-carbon business models. The disclosures requested in this resolution -- reporting reserves in BTUS, by resource category -- provides a clear and simple method to comparatively account for all of a company’s energy assets, providing an alternative to current reporting metrics that disincentive the pursuit of diversified energy resources. The disclosure request is clear, easy for Exxon to implement, and provides benefits to shareholders. We urge you to vote “yes” for this resolution.